Exhibit 99.1

Sapiens Hosts Global Client Conference in Rome

More than 150 participants from approximately 33 organizations, including insurance and financial services customers, and prospects, discussed industry developments and Sapiens’ future vision

Rome, Italy and Holon, Israel – October 24, 2019 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, hosted its global “Sapiens Client Conference 2019” at the Rome Cavalieri hotel, a Waldorf Astoria resort, in Rome, Italy, on October 23-24.

The prominent event attracted more than 150 participants from 33 organizations, including insurance and financial services customers; prospects; leading industry experts from Global Futures and Foresight, AM Best, Microsoft and Celent; insurtech personnel; partners and sponsors.

The full agenda included strategic discussions, presentations and the opportunity for participants to learn about Sapiens’ future vision and product development. Sapiens Client Conference 2019 also provided networking opportunities for the participants.

The client conference agenda included a range of speakers to provide the audience with a variety of insights into industry hot topics and Sapiens’ product strategies. Agenda highlights included:

•	A keynote session on “The Future of Insurance,” led by David Smith, futurist and CEO, Global Futures and Foresight
•	Multiple customer case studies with leading property & casualty (P&C), life & pension (L&P), and reinsurance organizations
•	An “Innovation and Business Agility” panel featuring Am Best, Celent, Munich RE and customer participation
•	A keynote session on “Cloud Innovation in Insurance: The Microsoft Perspective,” led by Amir Assif, financial industry strategist, Microsoft
•	A keynote address on “Insurance and Innovation” by Dr. Jürg Wittwer, CEO, Touring Club Suisse

“Innovation was a key theme of the client conference,” said Roni Al-Dor, Sapiens president and CEO. “Sapiens is really focused on the idea of innovation on three levels – ensuring that we are offering the most innovative products and services, helping insurers better understand how to effectively innovate and navigate the demands of evolving technology in the marketplace, and intimately understanding the overall insurer ecosystem, so we can partner with the leading insurtech companies. This client conference addressed each layer, to help Sapiens’ clients innovate more effectively in the future.”

“Our annual global client conferences provide Sapiens with an excellent opportunity to learn from our customers and then to use that input to fine-tune our offerings. I would like to thank our loyal customers and industry partners for attending this event, as well as the dedicated Sapiens’ personnel who worked for many months to ensure it would be a success,” concluded Al-Dor.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 450 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com